

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
DIVISION OF REVENUE AND ENTERPRISE SERVICES
STATE OF NEW JERSEY

FILING CERTIFICATION (CERTIFIED COPY)

Hexxco Inc.
0101067436

I, the Treasurer of the State of New Jersey, do hereby certify, that the above-named did file and record in this department the below listed document(s) and that the foregoing is a true copy of the formation certificate as the same is taken from and compared with the original(s) filed in this office on the date set forth on each instrument and now remaining on file and of record in my office.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my Official Seal at Trenton, this 15th day of January, 2026

Aaron Binder
Acting State Treasurer

Certificate Number : 4306521863
Verify this certificate online at
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

Mail to:
PO Box 308
Trenton, NJ 08646

FEE REQUIRED

STATE OF NEW JERSEY
DIVISION OF REVENUE AND ENTERPRISE SERVICES

PUBLIC RECORDS FILING FOR NEW BUSINESS ENTITY

Overnight to:
33 West State St 5th FL
Trenton, NJ 08608

FILED
01/15/2026
STATE TREASURER
ENTITY ID: 0101067436
CERTIFICATE#: 4306521863
DP

Fill out all information below INCLUDING INFORMATION FOR ITEM 11, and sign in the space provided. Please note that once filed, this form constitutes your original certificate of incorporation/formation/registration/authority, and the information contained in the filed form is considered public. Refer to the instructions for delivery/return options, filing fees and field-by-field requirements. Remember to remit the appropriate fee amount. Use attachments if more space is required for any field, or if you wish to add articles for the public record.

1. **Business Name:** Hexxco Inc.

2. **Type of Business Entity:** D P
(See instructions for Codes, Page 21, Item 2)

3. **Business Purpose:**
(See instructions for Codes, Page 21, Item 3)
Utility

4. **Stock** (Domestic Corporations only; LLCs and Non-Profits leave blank
25000000

5. **Duration** (If Indefinite or Perpetual, leave blank):

6. **State of Formation/Incorporation** (Foreign Entities Only):

7. **Date of Formation/Incorporation** (Foreign Entities Only):

8. **Contact Information:**
Registered Agent Name Douglas Mark Carter

Registered Office:
(Must be a New Jersey street address)

Street 28 Rose Run
City Lambertville Zip 08530

Main Business or Principal Business Address:

Street 28 Rose Run
City Lambertville State NJ Zip 08530

9. **Management** (Domestic Corporations and Limited Partnerships Only)
- For-Profit and Professional Corporations list initial Board of Directors, minimum of 1;
- Domestic Non-Profits list Board of Trustees, minimum of 3;
- Limited Partnerships list all General Partners.

Name	Street Address	City	State	Zip

The signatures below certify that the business entity has complied with all applicable filing requirements pursuant to the laws of the State of New Jersey.

10. **Incorporators** (Domestic Corporations Only, minimum of 1)

Name	Street Address	City	State	Zip
Douglas Mark Carter	28 Rose Run	Lambertville	New Jersey	08530

Signature(s) for the Public Record (See instructions for information on Signature Requirements)

Signature	Name	Title	Date
/s/ Douglas Mark Carter	Douglas Mark Carter	Incorporator	01/08/2026

11. **Additional Entity – Specific Information**

    A. **Domestic Non-Profit Corporations (Title 15A) - For IRS exemption considerations, see instructions**

        1a. The corporation shall have members:………………………………………..………… ☐ Yes   ☐ No

            If yes, qualification shall be:

            ☐ As set forth in the by-laws or ☐ As set forth herein:

        1b. The rights and limitations of the different classes of members shall be:

            ☐ As set forth in the by-laws or ☐ As set forth herein:

        2. The method of electing the trustees shall be:

            ☐ As set forth in the by-laws or ☐ As set forth herein:

        3. The method of distribution of assets shall be:

            ☐ As set forth in the by-laws or ☐ As set forth herein:

    B. **Foreign Corporations - Profit, Non-Profit and Foreign Legal Professional (Titles 14A and 15A)**

        Attach a certificate of good standing/existence from the state of incorporation not greater than 30 days old to this form.

    C. **Limited Partnerships (Title 42:2A)**

        1. Set forth the aggregate amount of cash and a description and statement of the agreed value of other property or services contributed (or to be contributed in the future) by all partners:

        2. Do the limited partners have the power to grant the right to become a limited partner to an assignee of any part of their partnership………………………………………………….. ☐ Yes   ☐ No
            If yes, list the terms/conditions of that power:

        3. Do the limited partners have the right to receive distributions from a partner which includes a return of all or any part of the partner's contributions?... ☐ Yes   ☐ No
            If yes, list the applicable terms:

        4. Do the general partners have the right to make distributions to a partner which includes a return of all or any part of the partner's contributions?... ☐ Yes   ☐ No
            If yes, list the applicable terms:

        5. What are the rights of the remaining general partners to continue the business in the event that a general partner withdraws? List below:

    D. **Foreign Limited Partnerships (Title 42:2A)**

        Set forth the aggregate amount of cash and a description and statement of the agreed value of other property or services contributed (or to be contributed in the future) by all partners:

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
DIVISION OF REVENUE AND ENTERPRISE SERVICES

FILING CERTIFICATION (CERTIFIED COPY)

HEXXCO LLC
0451301884

I, the Treasurer of the State of New Jersey, do hereby certify, that the above-named did file and record in this department the below listed document(s) and that the foregoing is a true copy of the formation certificate as the same is taken from and compared with the original(s) filed in this office on the date set forth on each instrument and now remaining on file and of record in my office.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my Official Seal 17th day of June, 2025

Elizabeth Maher Muoio
State Treasurer

Certificate Number : 4283275358
Verify this certificate online at https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

NEW JERSEY DEPARTMENT OF THE TREASURY
DIVISION OF REVENUE AND ENTERPRISE SERVICES

CERTIFICATE OF FORMATION

HEXXCO LLC
0451301884

The above-named DOMESTIC LIMITED LIABILITY COMPANY was duly filed in accordance with New Jersey State Law on 06/17/2025 and was assigned identification number 0451301884. Following are the articles that constitute its original certificate.

1. **Name:**
   HEXXCO LLC

2. **Registered Agent:**
   DOUGLAS MARK CARTER

3. **Registered Office:**
   28 ROSE RUN
   LAMBERTVILLE, NEW JERSEY 08530

4. **Business Purpose:**
   PRODUCTION AND SALE OF GREEN H2

5. **Effective Date of this Filing is:**
   06/17/2025

6. **Members/Managers:**
   DOUGLAS MARK CARTER
   28 ROSE RUN
   LAMBERTVILLE, NEW JERSEY 08530

7. **Main Business Address:**
   28 ROSE RUN
   LAMBERTVILLE, NEW JERSEY 08530

   Signatures:

   DOUGLAS MARK CARTER
   AUTHORIZED REPRESENTATIVE

Certificate Number : 4283275488
Verify this certificate online at
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

IN TESTIMONY WHEREOF, I have
hereunto set my hand and
affixed my Official Seal
17th day of June, 2025

Elizabeth Maher Muoio
State Treasurer